1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 9, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC March 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – Apr. 9, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for March 2021: On a consolidated basis, revenue for March 2021 was approximately NT$129.13 billion, an increase of 21.2 percent from February 2021 and an increase of 13.7 percent from March 2020. Revenue for January through March 2021 totaled NT$362.41 billion, an increase of 16.7 percent compared to the same period in 2020.

TSMC March Revenue Report (Consolidated):

(Unit:NT$ million)
Period	March 2021	February 2021	M-o-M Increase (Decrease) %	March 2020	Y-o-Y Increase (Decrease) %	January to March 2021	January to March 2020	Y-o-Y Increase (Decrease) %
Net Revenue	129,127	106,534	21.2	113,520	13.7	362,410	310,597	16.7

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Mar.	Net Revenue	129,127,388	113,519,599
	Jan. ~ Mar.	Net Revenue	362,410,230	310,597,183

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		65,265,797	20,869,440
	TSMC Global**		387,806,642	88,371,700
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		462,414,314	2,372,162
	TSMC**		462,414,314	85,521,000
	TSMC Japan Ltd.***		184,965,726	340,296

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	161,492,812
	Mark to Market Profit/Loss	(1,707,878)
	Unrealized Profit/Loss	(3,739,405)
Expired Contracts	Notional Amount	200,882,664
	Realized Profit/Loss	393,071
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	24,771,974
	Mark to Market Profit/Loss	(122,582)
	Unrealized Profit/Loss	(209,063)
Expired Contracts	Notional Amount	66,869,931
	Realized Profit/Loss	243,681
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	15,476,682
	Mark to Market Profit/Loss	(82,793)
	Unrealized Profit/Loss	(119,808)
Expired Contracts	Notional Amount	35,112,339
	Realized Profit/Loss	90,796
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(80,447)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,189,933
	Mark to Market Profit/Loss	64,349
	Unrealized Profit/Loss	64,443
Expired Contracts	Notional Amount	7,919,245
	Realized Profit/Loss	112,133
Equity price linked product (Y/N)		N